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                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(Mark One)

[X]                 ANNUAL REPORT PURSUANT TO SECTION 15 (d)
                                OF THE SECURITIES
                       EXCHANGE ACT OF 1934 [FEE REQUIRED]

                    For the fiscal year ended March 31, 1996

                                       OR

[ ]                TRANSITION REPORT PURSUANT TO SECTION 15(d)
                                OF THE SECURITIES
                     EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

             For the transition period from __________ to __________

                         COMMISSION FILE NUMBER:  1-4003


A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

             THE M. W. KELLOGG COMPANY EMPLOYEE STOCK PURCHASE PLAN
                                 P.O. Box 4557
                              Houston, Texas  77210


B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                            DRESSER INDUSTRIES, INC.
                                2001 Ross Avenue
                               Dallas, Texas 75201


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             THE M. W. KELLOGG COMPANY EMPLOYEE STOCK PURCHASE PLAN


                       INDEX TO PLAN FINANCIAL STATEMENTS



                                                                          Page
                                                                          ----
Report of Independent Accountants                                            2

Plan Financial Statements:
     Statement of Financial Condition                                        3
     Statement of Income and Changes in Plan Equity                          4
     Notes to Financial Statements                                         5-6




                                       1


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                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants of
The M. W. Kellogg Company
  Employee Stock Purchase Plan


In our opinion, the financial statements listed in the accompanying index present fairly, in all material respects, the financial condition of The
M. W. Kellogg Company Employee Stock Purchase Plan (the Plan) at March 31, 1996, and its income and changes in Plan equity for the period then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.



/s/ Price Waterhouse LLP

Houston, Texas
June 26, 1996



                                      2

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          THE M. W. KELLOGG COMPANY EMPLOYEE STOCK PURCHASE PLAN


                      STATEMENT OF FINANCIAL CONDITION

                               MARCH 31, 1996



                                   ASSETS

Dresser Industries, Inc. common stock, $0.25 par
  value, at market value of $30.56 per share
  (14,785 shares; cost $356,000)                                $452,000
                                                                --------
          Total assets                                          $452,000
                                                                --------
                                                                --------


                                 PLAN EQUITY

Plan equity, at cost                                            $356,000
Unrealized appreciation of investments                            96,000
                                                                --------
Plan equity, at market                                           452,000
                                                                --------
          Total plan equity                                     $452,000
                                                                --------
                                                                --------



              See accompanying notes to financial statements.

                                      3

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          THE M. W. KELLOGG COMPANY EMPLOYEE STOCK PURCHASE PLAN


              STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY

                              MARCH 31, 1996



Contributions:
  Employee contributions                               $367,000
                                                       --------
Investment income:
  Cash dividends on Dresser Industries, Inc.
   common stock                                           6,000
Other increases:
  Realized appreciation of investments                    5,000
  Unrealized appreciation of investments                 96,000
                                                       --------
    Total increase                                      474,000
                                                       --------
Distributions to participants:
  Cash                                                  (22,000)
                                                       --------
Net increase in Plan equity                             452,000
Plan equity, beginning of period
                                                       --------
Plan equity, end of period                             $452,000
                                                       --------
                                                       --------










              See accompanying notes to financial statements.

                                      4


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           THE M. W. KELLOGG COMPANY EMPLOYEE STOCK PURCHASE PLAN


                        NOTES TO FINANCIAL STATEMENTS



NOTE 1 - DESCRIPTION OF THE PLAN AND SUMMARY OF SIGNIFICANT
         ACCOUNTING POLICIES:

The M. W. Kellogg Company Employee Stock Purchase Plan (the Plan) was established in April of 1994 to assist eligible employees of The M. W. Kellogg Company (the Company) acquire and accumulate shares of Dresser Industries, Inc.'s (Dresser's) common stock through regular and systematic payroll deductions. The Company supplements the purchase by paying for the transaction cost of the purchase and other incidental costs of the service. Reference should be made to the Plan brochure for more complete information. The Plan began operating in May of 1995.

Substantially all regular, full-time employees of the Company are eligible to participate in the Plan.

The aggregate amount of each payroll deduction is used to purchase shares of Dresser's common stock off the open market. The shares purchased are credited to individual securities accounts established for each participant. The amount credited is determined by the average share price of the purchase and the participant's contribution.

A participant can sell all or part of his investment at any time. All distributions are made in cash and the participant is responsible for all transaction and service fees associated with the sale of stock held in his individual securities account. The cost of shares is determined using the first-in, first-out principle.

The Company may terminate the Plan at any time. Upon termination of the Plan, a participant's individual securities account can remain open at the discretion of the employee and the employee can continue to buy, sell and hold securities; however, different transaction fees and account fees may apply.


                                       5


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The accounting records of the Plan are maintained on an accrual basis.
Investments are recorded at market value as determined by the average of the high and low sales prices of the Dresser common stock on the last business day of each Plan quarter. The Company pays all of the Plan's administrative expenses.

NOTE 2 - TAX STATUS OF THE PLAN:

Management does not intend for the Plan to be qualified under section 401(a) of the Internal Revenue Code or subject to regulation under the Employee Retirement Income Security Act of 1974 (ERISA).

Participants are liable for income taxes on distributions received on Plan investments in accordance with the Internal Revenue Code.


                                      6

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                                 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the management of The M. W. Kellogg Company Employee Stock Purchase Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

The M. W. Kellogg Company
Employee Stock Purchase Plan

/s/ DAVID L. BARTLETT
- ---------------------------------
David L. Bartlett
Vice President, Administration

Dated: June 26, 1996















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                                EXHIBIT INDEX

Exhibit   Description

  23      Consent of Price Waterhouse LLP